OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

China Unistone Acquisition Corp.

(Name of Issuer)

Warrants

(Title of Class of Securities)

16945P116

(CUSIP Number)

December 28, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

13G
CUSIP No.			Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Craig Samuels		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER NA

		6.	SHARED VOTING POWER NA

		7.	SOLE DISPOSITIVE POWER 392,500

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,500

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%

12.	TYPE OF REPORTING PERSON* IN

Page 2 of 6 pages

13G
CUSIP No.			Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Craig Samuels		I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER NA

		6.	SHARED VOTING POWER NA

		7.	SOLE DISPOSITIVE POWER 392,500

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%

12.	TYPE OF REPORTING PERSON* IN

Page 3 of 6 pages

Item 1(a).	Name of Issuer:

China Unistone Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Columbus Circle 5th Floor New York, New York 10019

Item 2(a).	Name of Person Filing:

Craig Samuels

Item 2(b).	Address of Principal Business Office or, if None, Residence:

13990 Rancho Dorado Bend San Diego, California 92130

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Warrants

Item 2(e).	CUSIP Number:

16945P116

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

NOT APPLICABLE

(a) (b) (c) (d)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

[ ]      Bank as defined in Section 3(a)(6) of the Exchange Act.

[ ]      Insurance company as defined in Section 3(a)(19) of the Exchange Act.

[ ]      Investment company registered under Section 8 of the Investment Company Act.

Page 4 of 6 pages

(e) (f) (g) (h) (i) (j)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

[ ]      An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

[ ]      A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

[ ]      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

[ ]      A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
          Company

[ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) (b) (c)	Amount Beneficially Owned 392,500
Percent of Class:       5.7%
Number of shares to which person has:
(i)        Sole Power to direct vote       NA
(ii)       Shared Power to vote or direct the vote       NA
(iii)      Sole power to dispose or to direct the disposition of       392,500
(iv)      Shared power to dispose or direct the disposition of       0

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group

Page 5 of 6 pages

NOT APPLICABLE

Item 9.   Notice of Dissolution of Group

NOT APPLICABLE

Item 10.   Certification

     (b) By signing below I certify that, to the best of my knowledge and belief. the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, i certify that the information set forth in this statement is true, complete and correct.

January 10, 2005 Date
/s/ Craig Samuels Signature
Craig Samuels Name/Title

Page 6 of 6 pages